EXHIBIT 99.1

Addex Announces Pricing of $10.0 Million Global Offering

Geneva, Switzerland, January 7, 2021 – Addex Therapeutics Ltd (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, announced today the pricing of an underwritten global offering of 6,000,000 registered shares (the New Shares) (including shares in the form of American Depositary Shares, or ADSs) at a public offering price of approximately CHF1.47 per share or $10.00 per ADS. Each ADS represents the right to receive six shares of Addex.  The aggregate gross proceeds from the offering are expected to be $10.0 million, before deducting the underwriting discounts and commissions and offering expenses payable by Addex. The offering is expected to close on or about January 11, 2021, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as sole book-running manager for the offering.

In connection with the offering, Addex has granted the underwriter a 30-day option to purchase up to additional 900,000 shares (or ADSs) at the public offering price, less the underwriting discounts and commissions.

The New Shares will be issued from existing authorized share capital of Addex under exclusion of the existing shareholders’ pre-emptive rights.

The New Shares, if issued, are expected to be listed and admitted to trading on SIX Swiss Exchange. The New Shares will rank pari passu with Addex’s existing shares.

The shares, including those to be settled in the form of ADSs, are being offered and sold pursuant to the Company's previously filed registration statement on Form F-1 (File No. 333-251322), as amended, with the U.S. Securities and Exchange Commission (SEC) and declared effective by the SEC on January 6, 2021. The offering is being made by means of a prospectus. When available, an electronic copy of the final prospectus relating to, and describing the terms of, the offering may be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (646) 975-6996 or e-mail at placements@hcwco.com or on the SEC’s website at SEC.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. There is no intention or permission to publicly offer, solicit, sell or advertise, directly or indirectly, any securities of Addex Therapeutics Ltd in or into Switzerland within the meaning of the Swiss Financial Services Act ("FinSA"). Neither this document nor any other offering or marketing material relating to these securities, such as the shares, constitutes or will constitute a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex is listed on the NASDAQ Capital Market and is trading under the ticker symbol "ADXN".

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 Email: PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the anticipated closing of the offering described above. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, such as the expected closing date, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions and the satisfaction of customary closing conditions related to the global offering. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2019, as filed with the SEC on April 27, 2020, the preliminary prospectus related to the global offering and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.